FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Fourth Quarter

and Year End 2017

Heidelberg, Germany, March 20, 2018 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the quarter and year ended December 31, 2017.

“Our approach of harnessing the power of innate and adaptive immunity showed its first clinical potential in 2017 and early 2018 with very encouraging data becoming available for AFM13 as monotherapy in Hodgkin and CD30-positve lymphomas as well as for AFM13 in combination with Keytruda in Hodgkin lymphoma,” said Dr. Adi Hoess, CEO of Affimed. “In addition, we were able to hire outstanding executive managers with Leila Alland as CMO and Wolfgang Fischer as COO, who will be instrumental to the further development of our pipeline towards marketed therapies."

Corporate Updates

•	In 2017 and early 2018, Affimed has made important additions to its management team. The Company entered into an agreement with Leila Alland, M.D. who will join Affimed as CMO effective March 26, 2018. Dr. Leila Alland brings to the Company more than 20 years of oncology experience, having held leadership roles in drug development at Tarveda Therapeutics, AstraZeneca, Bristol-Myers Squibb and Novartis. Further strengthening Affimed’s U.S. presence, Dr. Alland will be based in the Company’s New York location along with Cassandra Choe-Juliak, M.D., Vice President, Clinical U.S. and Denise Mueller, Head of Commercial Strategy and Business Development of Affimed.

•	In September 2017, Dr. Wolfgang Fischer, former Global Head of Program and Project Management of Sandoz Biopharmaceuticals (Novartis Group) joined Affimed as Chief Operating Officer (COO). Dr. Fischer has over 20 years of R&D experience with a focus on oncology, immunology and pharmacology, as well as a proven track record in drug development.

•	In February 2018, Affimed completed an underwritten public offering on the Nasdaq Global Market, raising a total of approximately $24.5 million (€19.7 million) in net proceeds. Proceeds from this transaction, together with existing cash on the balance sheet, are expected to fund operations, including clinical development and early development activities, at least until the fourth quarter of 2019.

Pipeline Updates

NK-cell engager programs

•	Enrollment has been completed into Affimed’s Phase 1b combination study of AFM13, a CD30/CD16A-targeting NK cell engager, with Merck’s Keytruda® (pembrolizumab) in relapsed/refractory Hodgkin lymphoma (r/r HL) and treatment is ongoing. A total of 24 patients are being treated at the highest AFM13 dose level. In February 2018, Affimed presented interim data from a total of 9 patients in this cohort, demonstrating that AFM13 in combination with Keytruda® is well-tolerated, with a 3-month objective response rate (ORR) of 89% comparing favorably to historical ORR of anti-PD-1 antibodies as monotherapy in a similar patient population (58-63%). Furthermore, 4 out of 9 patients (44%) showed complete metabolic responses, compared to complete response rates of 9-22% reported for anti-PD-1 monotherapy in a similar patient population. Affimed expects full 3-month data by mid-year 2018 and intends to provide regular updates at scientific or medical conferences.

•	Affimed is supporting an investigator-sponsored translational Phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation led by Columbia University. The study is designed to allow for serial cutaneous biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. The second cohort has been fully enrolled and recruitment into the third cohort is ongoing. In February 2018, the Company reported an analysis of the first dose cohort (3 patients dosed at 1.5 mg/kg), demonstrating that AFM13 could be safely administered and showed therapeutic activity as a single agent, with an ORR of 66% (2 out of 3 patients). One complete response, one partial response and one stable disease were observed, as determined by global response score. These early data confirm the single-agent activity observed in a previous Phase 2a trial, and further suggest a new opportunity for AFM13 in CD30-positive lymphoma.

•	The Company’s investigator-sponsored Phase 2a monotherapy study of AFM13 in HL led by the German Hodgkin Study Group (GHSG) is open and recruiting, including patients pre-treated with both brentuximab vedotin (B.V.) and anti-PD1. In May 2017 Affimed reported data from a subset of patients enrolled under the original study protocol (minimum of 3 lines of treatment including B.V., anti-PD-1-naïve) suggesting that AFM13 is efficacious as single agent in this heavily pre-treated group of patients.

•	In Affimed’s collaboration with The University of Texas MD Anderson Cancer Center (MDACC), evaluating the Company’s NK cell engager AFM13 in combination with MDACC’s NK cell product, preclinical research activities are progressing. These are intended to be followed by a Phase 1 clinical trial.

•	Affimed has generated tetravalent bispecific NK cell engager product candidates for AFM24 (EGFR/CD16A) with different pharmacokinetic profiles. Differentiating from current EGFR-targeted therapeutics, the Company’s molecules are designed with the potential to widen the therapeutic window in solid tumor therapy and to address patient populations that are resistant to EGFR-targeting agents. Affimed anticipates completing IND-enabling studies by mid-year 2019.

•	The NK cell engager AFM26 (BCMA/CD16A), is designed to address the medical need of eliminating minimal residual disease (MRD) in multiple myeloma. In particular, Affimed aims to leverage BCMA as a target in autologous stem cell transplant (ASCT)-eligible patients. Affimed is developing different tetravalent bispecific antibody formats and continues to advance its lead candidate in IND-enabling studies.

•	Discovering and assessing additional opportunities to harness innate and adaptive immunity, Affimed recently published data in Cancer Immunology Research, together with its collaboration partner, the German Cancer Research Center (DKFZ). The Company presented evidence of AFM13 sensitizing NK cells to IL-2 and/or IL-15 stimulation. In this study, after exposure to AFM13, the NK cells showed enhanced IL-2- and IL-15-mediated proliferation and cytotoxicity. These data corroborate initial findings the Company had presented at the AACR Annual Meeting in April 2017 and support the approach of combining Affimed’s NK cell engagers with IL-2- or IL-15 to potentially achieve deeper clinical responses.

T-cell engager programs

•	Affimed is conducting two clinical Phase 1 dose-escalation trials with AFM11, a CD3/CD19-targeting tetravalent bispecific T cell engager, in patients with r/r acute lymphocytic leukemia (ALL) and with r/r non-Hodgkin lymphoma (NHL), respectively. In the Company’s NHL study, the third dose cohort has recently been completed and Affimed’s ALL trial is currently recruiting patients into the fifth dose cohort.

•	Amphivena Therapeutics, Inc. continues to recruit patients into its first-in-human Phase 1 dose escalation study of AMV564 in r/r acute myeloid leukemia (AML). Amphivena also plans to launch a Phase 1 clinical study in patients with myelodysplastic syndrome (MDS) and is exploring the utility of AMV564 in solid tumors. AMV564 is a CD33/CD3-specific T cell engagers based on Affimed’s technology platform. Affimed owns approximately 18.5% of Amphivena (fully diluted).

Financial Highlights

(Figures for the fourth quarter of 2017 and 2016 represent unaudited figures)

Cash and cash equivalents and financial assets totaled €39.8 million as of December 31, 2017 compared to €44.9 million as of December 31, 2016. Affimed was able to fund its operational expenses in 2017 with existing cash, the issuance of new shares and the usage of an additional loan tranche.

Net cash used in operating activities for the fourth quarter of 2017 was €4.9 million compared to €6.6 million for the fourth quarter of 2016. Net cash used in operating activities was €25.5 million for the twelve months ended December 31, 2017 compared to €32.1 million for the twelve months ended December 31, 2016. The year-over-year decrease was primarily related to lower cash expenditure for research and development (R&D) in connection with our development and collaboration programs.

Revenue for the fourth quarter of 2017 was €0.6 million compared to €1.4 million for the fourth quarter of 2016. Revenue for the full year 2017 was €2.0 million compared to €6.3 million for the full year 2016. Revenue for the full year and the fourth quarter 2017 was primarily derived from AbCheck services. Revenue for the full year 2016 related to a large extent to Affimed’s collaborations with Amphivena and LLS while revenue for the fourth quarter 2016 was derived from AbCheck services.

R&D expenses for the fourth quarter of 2017 were €4.6 million compared to €5.7 million for the fourth quarter of 2016. For the full year 2017, R&D expenses were €21.5 million compared to €30.2 million for the full year 2016. The decrease was primarily related to lower expenses for AFM13 related CMC activities, preclinical programs and infrastructure.

G&A expenses for the fourth quarter of 2017 were €1.9 million compared to €2.1 million for the fourth quarter of 2016. For the full year 2017, G&A expenses were slightly lower with €8.0 million compared to €8.3 million for the full year 2016.

Net loss for the fourth quarter of 2017 was €6.4 million, or €0.14 per common share, compared to a net loss of €5.4 million, or €0.19 per common share, for the fourth quarter of 2016. Net loss for the full year 2017 was €30.2 million, or €0.69 per common share, compared to a net loss of €32.2 million, or €0.97 per common share, for the full year 2016. The decrease in net loss for the full year 2017 was primarily related to decreased spending on R&D for AFM13 related CMC activities, preclinical programs and infrastructure, partially offset by lower revenue and higher finance costs. Additional information regarding these results is included in the notes to the consolidated financial statements as of December 31, 2017 and “Item 5. Operating and Financial Review and Prospects,” which will be included in Affimed’s Annual Report on Form 20-F as filed with the SEC.

Including the proceeds from the equity offering in February 2018, the Company’s operations, including clinical development and early development activities, are expected to be funded at least until the fourth quarter of 2019.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. ET. A webcast of the conference call can be accessed in the “Events” section on the “Investors & Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com, IR@affimed.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Consolidated statements of comprehensive loss (in € thousand)

	2015	2016	2017
Revenue	7,562	6,314	2,010

Other income – net	651	145	205
Research and development expenses	(22,008)	(30,180)	(21,489)
General and administrative expenses	(7,548)	(8,323)	(7,986)

Operating loss	(21,343)	(32,044)	(27,260)

Finance income / (costs) – net	1,104	(230)	(2,983)

Loss before tax	(20,239)	(32,274)	(30,243)

Income taxes	0	58	20

Loss for the period	(20,239)	(32,216)	(30,223)

Total comprehensive loss	(20,239)	(32,216)	(30,223)

Loss per share in € per share (undiluted = diluted)	(0.71)	(0.97)	(0.69)

Affimed N.V.

Consolidated statements of financial position (in € thousand)

	December 31, 2016	December 31, 2017

ASSETS
Non-current assets

Intangible assets	55	65
Leasehold improvements and equipment	822	1,113
	877	1,178

Current assets

Inventories	197	241
Trade and other receivables	2,255	1,102
Other assets	516	800
Financial assets	9,487	0
Cash and cash equivalents	35,407	39,837
	47,862	41,980

TOTAL ASSETS	48,739	43,158

EQUITY AND LIABILITIES
Equity

Issued capital	333	468
Capital reserves	190,862	213,778
Accumulated deficit	(152,444)	(182,667)
Total equity	38,751	31,579

Non-current liabilities

Borrowings	3,617	4,086
Total non-current liabilities	3,617	4,086

Current liabilities

Trade and other payables	5,323	4,180
Borrowings	973	3,083
Deferred revenue	75	230
Total current liabilities	6,371	7,493

TOTAL EQUITY AND LIABILITIES	48,739	43,158

Affimed N.V.

Consolidated statements of cash flows (in € thousand)

	2015	2016	2017
Cash flow from operating activities
Loss for the period	(20,239)	(32,216)	(30,223)
Adjustments for the period:
- Income taxes	0	(58)	(20)
- Depreciation and amortization	336	369	351
- Net gain from disposal of leasehold improvements and equipment	0	0	(19)
- Share based payments	2,220	3,545	1,943
- Finance income / costs – net	(1,104)	230	2,983
	(18,787)	(28,130)	(24,985)
Change in trade and other receivables	24	(1,311)	1,140
Change in inventories	(29)	31	(44)
Change in other assets	(452)	(64)	(399)
Change in trade, other payables and deferred revenue	1,253	(2,177)	(1,018)
Cash used in operating activities	(17,991)	(31,651)	(25,306)
Interest received	10	102	106
Paid interest	(554)	(578)	(349)
Net cash used in operating activities	(18,535)	(32,127)	(25,549)
Cash flow from investing activities
Purchase of intangible assets	(28)	(21)	(43)
Purchase of leasehold improvements and equipment	(249)	(238)	(625)
Cash received from the sale of leasehold improvements and equipment	0	0	35
Cash paid for investments in convertible note and warrants	0	0	(296)
Cash paid for investments in financial assets	0	(27,037)	(13,084)
Cash received from maturity of financial assets	0	18,147	22,063
Net cash used for investing activities	(277)	(9,149)	8,050
Cash flow from financing activities
Proceeds from issue of common shares	56,615	6	23,123
Transaction costs related to issue of common shares	(3,117)	0	(1,648)
Proceeds from borrowings	0	5,000	2,500
Transaction costs related to borrowings	0	(105)	(11)
Repayment of borrowings	0	(5,137)	(167)
Cash flow from financing activities	53,498	(236)	23,797
Exchange-rate related changes of cash and cash equivalents	2,329	179	(1,867)
Net changes to cash and cash equivalents	34,686	(41,512)	6,297
Cash and cash equivalents at the beginning of the period	39,725	76,740	35,407
Cash and cash equivalents at the end of the period	76,740	35,407	39,837

Affimed N.V.

Consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2015	240	131,544	(99,989)	31,795
Issue of common shares	91	52,463		52,554
Exercise of share based payment awards	2	942		944
Equity-settled share based payment award		2,220		2,220
Loss for period			(20,239)	(20,239)
Balance as of December 31, 2015	333	187,169	(120,228)	67,274

Balance as of January 1, 2016	333	187,169	(120,228)	67,274
Issue of common shares[1]	0	6		6
Equity-settled share based payment awards		3,545		3,545
Issue of warrant note (loan Silicon Valley Bank)		142		142
Loss for the period			(32,216)	(32,216)
Balance as of December 31, 2016	333	190,862	(152,444)	38,751

Balance as of January 1, 2017	333	190,862	(152,444)	38,751
Issue of common shares	135	20,922		21,057
Equity-settled share based payment awards		1,943		1,943
Issue of warrant note (loan Silicon Valley Bank)		51		51
Loss for the period			(30,223)	(30,223)
Balance as of December 31, 2017	468	213,778	(182,667)	31,579

[1]	Issue of 3,341 shares

Affimed N.V.

Consolidated statements of comprehensive loss (in € thousand)

	Q4 2016 (unaudited)	Q4 2017 (unaudited)

Revenue	1,371	636

Other income – net	2	4
Research and development expenses	(5,724)	(4,608)
General and administrative expenses	(2,084)	(1,895)

Operating (loss)	(6,435)	(5,863)

Finance income / (costs) - net	953	(558)

Loss before tax	(5,482)	(6,421)

Income taxes	60	0

Loss for the period	(5,422)	(6,421)

Total comprehensive loss	(5,422)	(6,421)

Loss per share in € per share	(0.19)	(0.14)
(undiluted = diluted)

Affimed N.V.

Consolidated statements of cash flows (in € thousand)

	Q4 2016 (unaudited)	Q4 2017 (unaudited)
Cash flow from operating activities
Loss for the period	(5,422)	(6,421)
Adjustments for the period:
- Income taxes	(60)	0
- Depreciation and amortization	76	94
- Share based payments	826	449
- Finance income / costs - net	(953)	558

	(5,533)	(5,320)
Change in trade and other receivables	87	450
Change in inventories	56	41
Change in other assets	87	(6)
Change in trade, other payables and deferred revenue	(1,097)	26

Cash used in operating activities	(6,400)	(4,809)
Interest received	42	58
Paid interest	(223)	(120)
Net cash used in operating activities	(6,581)	(4,871)

Cash flow from investing activities
Purchase of intangible assets	0	(17)
Purchase of leasehold improvements and equipment	(44)	(80)
Cash paid for investments in convertible note and warrants	0	(296)
Cash paid for investments in financial assets	51	30
Cash received from maturity of financial assets	4,611	8,638
Net cash used for investing activities	4,618	8,275

Cash flow from financing activities
Proceeds from issue of common shares	6	3,882
Transaction costs related to issue of common shares	0	(124)
Proceeds from borrowings	5,000	0
Transaction costs related to borrowings	(105)	0
Repayment of borrowings	(4,058)	(167)
Cash flow from financing activities	843	3,591

Exchange-rate related changes of cash and cash equivalents	834	(501)
Net changes to cash and cash equivalents	(1,120)	6,995
Cash and cash equivalents at the beginning of the period	35,693	33,343
Cash and cash equivalents at the end of the period	35,407	39,837